Exhibit 99.2

BROOKFIELD ASSET MANAGEMENT INC.

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BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

ADMINISTRATION AGREEMENT

June 28, 2021

TORYS LLP

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TABLE OF CONTENTS

(continued)

Page

ARTICLE 8
ACTIVITIES OF BAM	14

8.1 Standard of Care and Delegation	14
8.2 Reliance	14
8.3 Other Activities of BAM	15
8.4 Transition of Services During the Term	16
8.5 Acknowledgement of the Company	16

ARTICLE 9
INDEMNITIES	16

9.1 Indemnification of the Company by BAM	16
9.2 Indemnification of BAM by the Company	17

ARTICLE 10
FORCE MAJEURE	17

10.1 Consequences of Force Majeure	17
10.2 Notice	18

ARTICLE 11
TERMINATION	18

11.1 Termination	18
11.2 Return of Records	19
11.3 Final Balance	20
11.4 Duties Upon Termination	20
11.5 Additional Services Following Termination	20

ARTICLE 12
SECURITY	21

12.1 Security	21

ARTICLE 13
DISPUTE RESOLUTION	22

13.1 Sole and Exclusive Procedure	22
13.2 Arbitration Procedure	22

ARTICLE 14
GENERAL	23

14.1 Notices	23
14.2 Waiver	23
14.3 Further Assurances	23
14.4 Entire Agreement	24

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TABLE OF CONTENTS

(continued)

Page

14.5 No Assignment	24
14.6 Successors and Assigns	24
14.7 No Partnership	24
14.8 Time of the Essence	24
14.9 Amendments	24
14.10 Severability	25
14.11 Governing Law	25

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ADMINISTRATION AGREEMENT

THIS ADMINISTRATION AGREEMENT is made as of the    day of June 28, 2021

BETWEEN:

BROOKFIELD ASSET MANAGEMENT INC., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “BAM”)

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BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD., an exempted company limited by shares existing under the laws of Bermuda

(hereinafter referred to as the “Company”)

(BAM and the Company are collectively referred to as the “Parties” and individually as a “Party”)

WHEREAS the Parties have determined to enter into this administration agreement in order to set out the terms and conditions pursuant to which BAM or its Subsidiaries will provide certain administrative and support services, and various other services on a cost recovery basis as described herein on an as-needed basis to the Company and its Subsidiaries;

AND WHEREAS the Parties have determined to enter separate agreements in order to appoint an affiliate of BAM as the investment manager for one or more of the Company’s operating Subsidiaries (the “Investment Management Agreements”);

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Where used in this Agreement, unless the context expressly or by necessary implication otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

(b)

“Agreement”, “this Agreement”, “the Agreement” and similar expressions refer to this administration agreement and all schedules attached hereto, as it may be amended, supplemented or amended and restated from time to time;

(c)

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any foreign or domestic statute, law, ordinance, rule, regulation, by-law (zoning or otherwise), order, code, common law, approval, judgment, decree or other requirement having the force of law relating or applicable to such Person, property, transaction, event or other matter;

(d)	“associate” has the meaning ascribed to such term in the Securities Act (Ontario) in effect on the date hereof;

(e)	“BAM Services” has the meaning set out in Section 3.1;

(f)	“Board” means the board of directors of the Company;

(g)	“Business Day” means any day other than Saturday, Sunday and statutory holiday in Toronto, Ontario, Canada;

(h)	“Chief Executive Officer” means initially, Sachin Shah, or any replacement Chief Executive Officer of the Company;

(i)	“Chief Investment Officer” means initially, Bahir Manios, or any replacement Chief Investment Officer of the Company;

(j)	“Client Information” has the meaning set out in Section 3.6(a);

(k)	“Company Security Policies” has the meaning set out in Section 12.1(a);

(l)	“Complaint” has the meaning set out in Section 6.1(b);

(m)

“Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the general partner of B) or by virtue of beneficial ownership of a majority of the voting interests in B; and for certainty and without limitation, if A owns shares to which more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose;

(n)	“Disputes” has the meaning set out in Section 13.1;

(o)	“ETA” means the Excise Tax Act (Canada) and the regulations thereunder;

(p)	“Event of Insolvency” means any one or more of the following events:

(i)

the Party’s inability, failure or refusal generally to pay debts as they fall due; entry into an arrangement by the Party with or for the benefit of its creditors under applicable insolvency legislation; the Party’s consent to or acquiescence in the appointment of a receiver, trustee or liquidator for a substantial part of its property;

(ii)

the bankruptcy, winding up, insolvency, arrangement or reorganization under applicable insolvency legislation, or similar proceeding instituted by or against the Party under the laws of any jurisdiction, which proceeding, if initiated by a third party, is not dismissed within 60 calendar days;

(iii)

the levy of any distress, execution or attachment upon the property of the Party that substantially interferes with its performance hereunder; provided however, that with respect to BAM, this form of insolvency shall not be deemed to have occurred if the insolvency is caused by the Company’s failure to make a payment due under the terms of this Agreement;

(iv)

if a court of competent jurisdiction enters an order, judgment or decree approving a petition or application filed in respect of the Party seeking a general stay of proceedings in respect of the Party or any reorganization, arrangement, composition, readjustment, liquidation, dissolution, winding up, termination of existence, declaration of bankruptcy or insolvency or similar relief under any present or future law relating to bankruptcy, insolvency or other relief for or against debtors and such Party acquiesces in the entry of such order, judgment or decree and such order, judgment or decree remains un-vacated or un-stayed for an aggregate of 30 calendar days (whether or not consecutive) from the day of entry thereof; or if any trustee in bankruptcy, receiver, receiver and manager, liquidator or any other officer with similar powers shall be appointed for such Party or for all or any substantial part of its property with the consent or acquiescence of such Party or such appointment remains un-vacated or un-stayed for an aggregate of 30 calendar days (whether or not consecutive);

(v)	the Party becomes insolvent or admits its inability to pay its debts generally as they become due; or

(vi)	an encumbrancer takes possession of all or substantially all of a Party’s assets and such possession remains for a period of 15 calendar days (whether or not consecutive);

(q)

“Force Majeure” means any bona fide event beyond the control of a Party (other than as a result of such Party’s financial incapacity) which is not caused by an act or omission of such Party or a Person not acting at arm’s length from such Party, in the nature of:

(i)	an inability to obtain materials, goods, equipment, services, utilities or labour;

(ii)

any new statute, law, by-law or order-in-council or any regulation or order or amendment thereto passed or made pursuant thereto or any change after the date of this Agreement in the interpretation or application of any applicable laws;

(iii)	an order or direction of any Governmental Authority having jurisdiction;

(iv)	an inability to procure any licence, permit, permission or authority;

(v)	a strike, lockout, slow-down or other combined action of workers or other industrial disturbances;

(vi)	an act of God; and/or

(vii)	a freight embargo, blockade, war (declared or undeclared), riot, act of terrorism or insurrection (or threatened act of terrorism or insurrection),

which shall cause such Party to be unable to fulfill, or to be delayed or restricted in the fulfillment of, any obligation hereunder;

(r)

“Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of the general partner of such partnership that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general partner’s general partner that serves a similar function) and (iv) with respect to any other Person, the body of such Person that serves a similar function;

(s)

“Governmental Authority” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any political subdivision thereof, or any court or (without limitation) any other law, regulation or rule making entity, having or purporting to have jurisdiction in the relevant circumstances, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator with the authority to bind the Parties at law) or any other authority charged with the administration or enforcement of Applicable Laws;

(t)	“HST” means the tax imposed under Part IX of the ETA;

(u)	“Indemnified Parties” has the meaning set out in Section 9.1;

(v)	“IP” has the meaning set out in Section 3.7;

(w)

“Person” includes an individual, body corporate, partnership, limited partnership, joint venture, trust or unincorporated organization, the Crown or any agency or instrumentality thereof, or any other entity recognized by Applicable Law;

(x)	“Personal Information” has the meaning set out in Section 6.1(a);

(y)	“Quarter” means a calendar quarter ending on the last day of March, June, September or December;

(z)	“Security Procedures” has the meaning set out in Section 12.1(a);

(aa)	“Services Fees” has the meaning set out in Section 4.1(a);

(bb)	“Shareholders” means holders of the Shares;

(cc)	“Shares” means shares in the capital of the Company;

(dd)

“Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person; and

(ee)	“Term” has the meaning set out in Section 2.1.

1.2	Rules of Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Article or Section of this Agreement;

(b)	references to an “Article”, “Section” or “Schedule” are references to an Article, Section or Schedule of this Agreement;

(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)

the words “includes” and “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(f)	unless otherwise indicated, reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

ARTICLE 2

TERM

2.1	Term

This Agreement shall be effective as of the date hereof and shall continue unless and until this Agreement is terminated in accordance with Article 11 (herein called the “Term”).

ARTICLE 3

SERVICES

3.1	Services to be Provided by BAM

BAM agrees to provide, or cause to be provided, including through one or more of its Subsidiaries, on an as-needed basis, if and as requested by the Company:

(a)

BAM employees to serve as the Chief Executive Officer of the Company and the Chief Investment Officer of the Company, as approved by the Board from time to time. The Chief Executive Officer and the Chief Investment Officer shall each have fiduciary duties to the Company under Bermuda law and, while acting on behalf of the Company, shall be required to comply with the internal policies, procedures, codes of conduct, guidelines and applicable written position descriptions of the Company as adopted from time to time. For greater certainty, the Chief Executive Officer and Chief Investment Officer shall be subject at all times while acting on behalf of the Company to the supervision and direction of the Board. During the Term of this Agreement, the Chief Executive Officer and the Chief Investment Officer shall not be changed or removed by BAM without the prior approval of the Company (which shall require approval by a majority of the members of the Board). For greater certainty, if there is a death, disability or resignation of the Chief Executive Officer or the Chief Investment Officer during the Term of this Agreement, BAM shall promptly propose an individual to fill the vacancy, and such individual shall be approved by a majority of the members of the Board and shall only be confirmed upon such approval. BAM shall maintain a list of potential successors to the Chief Executive Officer and the Chief Investment Officer (pre-approved by the Board), so as to permit an efficient transition from time to time of the Chief Executive Officer or the Chief Investment Officer, as applicable, pursuant to the foregoing. For the avoidance of doubt, the provision by BAM of BAM personnel to serve as the Chief Executive Officer and the Chief Investment Officer shall form part of the BAM Services and reimbursement for the provision of such BAM Services shall be included as part of the Services Fees payable to BAM in accordance with Section 4.1;

(b)

certain administrative and other support services for the Company and its Subsidiaries as may from time to time be agreed in writing by the Company and BAM, which may include assisting the Chief Executive Officer and Chief Financial Officer with the standard functions of a public company, such as financial reporting, investor relations, quarterly conference calls, ongoing disclosure obligations, human resources, information technology, compliance, shareholder correspondence, annual and special meetings of shareholders, and providing office space for the Company and its Subsidiaries; and

(c)

such other services as may from time to time be agreed in writing by the Company and BAM for which BAM will be compensated on terms to be agreed prior to the provision of such services in accordance with Section 4.1;

(collectively, the “BAM Services”).

3.2	Addition or Removal of Services

The Parties hereto recognize and acknowledge that, during the Term, the Company anticipates that the scope and nature of the services required by the Company and its Subsidiaries pursuant to this Agreement will change, which may necessitate the addition or removal of any one or more of the BAM Services from time to time (including that, subject to the approval by a majority of the members of the Board, the Company may transition to directly employing its Chief Executive Officer, Chief Investment Officer and other senior management).

The Chief Executive Officer and the Chief Investment Officer will each continue to have roles at BAM under a dual-hatting or similar arrangement, such that they will spend a portion of their time acting on behalf of the Company and a portion of their time performing their duties for BAM. The Board will develop the position descriptions for the Chief Executive Officer and Chief Investment Officer roles, which shall include the requirements, duties and responsibilities for such roles. During the Term, upon written notice to BAM by the Company, the Company may replace the Chief Executive Officer or the Chief Investment Officer, as applicable, for any reason, including if the Board deems that the Chief Executive Officer or the Chief Investment Officer do not appear to be meeting the obligations of their roles at the Company to the satisfaction of the Board.

Any additions or removals of BAM Services from time to time will be reflected in the applicable adjustments to the Services Fees in accordance with Section 4.1.

3.3	Service Level Agreements

The Company and its Subsidiaries may from time to time enter into service level agreements with one or more of BAM and its Subsidiaries with respect to one or more of the BAM Services provided or to be provided by BAM or its Subsidiaries under this Agreement. Such service level agreements shall be negotiated in good faith between the parties thereto and, upon execution, shall remain in effect for such time as is set forth in such service level agreement. Notwithstanding the foregoing, in no event shall any service level agreement derogate from the terms of this Agreement and, to the extent of any conflict between the terms of a service level agreement and the terms hereof, the terms of this Agreement shall prevail.

3.4	Books and Records

BAM shall provide any assistance as may be reasonably requested by the Company with respect to the maintenance of proper books, records and accounts in conformity with applicable accounting principles or financial reporting standards and all requirements of Applicable Law in respect of all dealings and transactions in relation to the performance of the BAM Services under this Agreement. BAM shall permit the Company and its representatives at reasonable times and intervals, and upon not less than three Business Days’ prior written notice (or such shorter period as may be required to permit the Company to comply with Applicable Law), to have access to and make copies of such books, records and accounts as they may reasonably require.

3.5	Furnish Information

BAM shall make available to the Company and any auditor or legal counsel of the Company such information, documentation and material relating to the performance of the BAM Services as and when the same may be reasonably requested in writing and otherwise give such co-operation as may be necessary for the auditor or legal counsel to carry on their duties on behalf of the Company. In the event that any such information, documentation or material is not customarily maintained by managers in the reinsurance industry in Canada, such information, documentation and material shall be compiled or prepared by BAM, provided that the Company reimburses BAM for its reasonable costs and expenses incurred in compiling and preparing such information, documentation and material, which costs and expenses shall be agreed in writing between the Parties, acting reasonably, before BAM undertakes any work for which it proposes to seek additional compensation under this Section 3.5.

3.6	Client Information and Assistance

(a)

The Company understands that, from time to time, BAM or its Subsidiaries may require data, information, documents or other materials from the Company or its Subsidiaries (“Client Information”) as BAM reasonably deems necessary or appropriate for the proper and timely provision of the BAM Services and to comply with Applicable Law. Upon the reasonable request by BAM, from time to time, for Client Information, the Company shall promptly provide such Client Information to BAM or its Subsidiaries, as the case may be.

(b)

The Company agrees that BAM or its Subsidiaries, as the case may be, will rely upon the Client Information provided by the Company in the performance of the BAM Services, that BAM shall have no obligation to verify the accuracy or completeness of the Client Information provided by the Company, and that BAM shall have no liability for consequences of such inaccuracy or incompleteness.

(c)

Upon the request by BAM, from time to time, the Company shall provide reasonable assistance to BAM and its Subsidiaries in connection with the provision of the BAM Services, including by providing information, documentation and material reasonably expected to assist BAM and its Subsidiaries in the performance of the BAM Services to the extent that such material is available to the Company, and otherwise provide such co-operation as may reasonably be necessary for BAM to satisfy its obligations under this Agreement and Applicable Law.

3.7	Proprietary Rights

(a)

This Agreement does not convey to any Party any ownership rights in intellectual property, trade-marks, technology or “know-how” (collectively, “IP”) of another Party used to provide the BAM Services or software delivered or otherwise made available hereunder by a Party, including without limitation, any metadata or indices created in connection with the performance of the BAM Services, any documentation, or new or current applications of a Party’s IP, all of which shall remain the exclusive property of the Party in which such property was originally held or its licensors. This Agreement constitutes only a right to use or access a Party’s IP if required as part of a BAM Service to be provided under this Agreement. For greater certainty, nothing in this Agreement shall confer upon a Party any interest in the trade-marks, trade-names or other IP of another Party.

(b)

During the course of providing the BAM Services under this Agreement, BAM acknowledges and agrees that the Company shall have access to and be permitted to use all information technology licences and IP licences that have been granted to BAM pursuant to certain agreements which grant such licences to BAM, the access and use of which by the Company is reasonably required for the provision of the BAM Services hereunder.

ARTICLE 4

FEES AND EXPENSES

4.1	Services Fees

(a)

The Company agrees to pay to BAM during the Term all costs associated with the BAM Services, plus all applicable HST and other indirect or value added taxes, and all other agreed upon amounts, which costs shall be invoiced and billed in accordance with this Section 4.1 (collectively, the “Services Fees”). For greater certainty, the Company will reimburse BAM only for the annual cash compensation paid to the Chief Executive Officer and the Chief Investment Officer by BAM (not including the costs associated with any equity compensation or long-term incentive compensation received by them) that is proportionate to the time they have spent serving as Chief Executive Officer and Chief Investment Officer, respectively, of, and providing services to, the Company.

(b)

The Services Fees shall be approved by the Company. The Services Fees will be calculated and paid in accordance with this Article 4 and, for greater certainty, will not include a profit component for BAM.

(c)

BAM shall prepare an invoice for the Services Fees as soon as practicable following the end of the Quarter with respect to which such Services Fees are payable, but in any event no later than 15 calendar days following the end of such Quarter. A copy of the computations of the Services Fees will thereafter, for informational purposes only, promptly be delivered to the Company upon request. For greater certainty, any dispute relating to the computation of the Services Fees shall be resolved in accordance with Article 13.

(d)	Payment of the Services Fees for any Quarter shall be due and payable promptly after the 45th day following the end of such Quarter.

(e)	BAM shall keep appropriate records to document all Services Fees due to BAM including receipts, vouchers, invoices and other documentation in support of the BAM Services or Services Fees.

(f)

The Parties acknowledge and agree that all invoices for BAM Services provided during the Term shall be invoiced by BAM or the applicable Subsidiary of BAM providing such BAM Services and shall be payable by the Company or the applicable Subsidiary of the Company receiving such BAM Services.

4.2	Duplication of Fees

BAM agrees that all Services Fees paid hereunder, including, without limitation, pursuant to this Article 4, shall be without duplication of any fees and expenses paid to BAM pursuant to any other agreement between it or its Subsidiaries and the Company or its Subsidiaries. For the avoidance of doubt, BAM or its Subsidiaries shall be entitled to receive compensation, fees and expenses as provided in the Investment Management Agreements, which shall not be deemed to be duplicative of any fees and expenses paid to BAM pursuant to this Agreement.

4.3	Payment of HST

All amounts payable to BAM pursuant to this Agreement, including any adjustments, are exclusive of any applicable HST or other indirect or value added taxes, and shall be payable together with any applicable HST and any other applicable indirect or value added taxes required to be paid thereon pursuant to the ETA and any other Applicable Law, and such amounts shall be separately identified.

4.4	Failure to Pay When Due

Any amount payable to BAM or the Company hereunder and which is not remitted to BAM or the Company, as the case may be, when so due shall remain due (whether on demand or otherwise) and interest shall accrue on such overdue amounts (both before and after judgment) at a rate per annum equal to the prime rate charged by the Company’s principal banker plus 1% per annum from the date payment is due until the date payment is received by BAM or the Company, as the case may be.

ARTICLE 5

CONFIDENTIALITY

5.1	Confidentiality

Subject to Section 8.5, the Parties shall not, without the prior written consent of the relevant affected Party, disclose to any third party any information about the other Party acquired or developed pursuant to the performance of the BAM Services under this Agreement except that consent shall not be required with respect to the following disclosure:

(a)

information disclosed as required by Applicable Law or the regulations, rules or policies of any stock exchange on which shares or securities of the Company are listed or as may be required by the regulations or policies of any Governmental Authority;

(b)	information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Company; or

(c)

information disclosed that a Party, acting reasonably, deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including, without limitation, disclosure of information to consultants and other third parties engaged by or assisting BAM or its Subsidiaries in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 5.1 shall survive the termination of this Agreement.

ARTICLE 6

PRIVACY

6.1	Privacy

(a)

BAM acknowledges and agrees that: (i) all Personal Information disclosed by the Company to BAM, or otherwise accessed or transferred by BAM, in the course of BAM performing its obligations hereunder, is deemed the proprietary and confidential information of the Company for the purposes of this Agreement; and (ii) it will not use such Personal Information for any purposes other than as specifically contemplated hereunder and shall comply with Applicable Laws relating to privacy, including, without limitation, any such Applicable Laws relating to the collection, use, storage, protection or disclosure of Personal Information or the privacy policy and practices of the Company as they relate to the collection, use, storage, protection, and disclosure of Personal Information. For the purposes of this Agreement, “Personal Information” means information about an identifiable individual or information which relates to a natural person and allows that person to be identified.

(b)	BAM represents and warrants, in connection with the Personal Information of the Company, that it: (i) has in place the appropriate technical and organizational security measures to protect such Personal Information against accidental or unlawful destruction or unauthorized disclosure or access; (ii) has maintained and will continue to maintain suitable records in commercially reasonable detail with respect to such Personal Information; (iii) will not use such Personal Information for any purpose other than as set out in this Agreement and in compliance with Applicable Law; and (iv) will not transfer such Personal Information to any third party, or to any foreign jurisdiction, except as otherwise agreed to in writing by the Company.

(c)

If BAM receives a privacy complaint, inquiry or other notice or communication from an individual, organization or Governmental Authority in connection with Personal Information (a “Complaint”), BAM shall to the extent permitted by Applicable Law, promptly notify the Company. Unless otherwise required by Applicable Law or approved in writing by the Company, BAM will not respond to the Complaint other than to communicate that the matter will be forwarded to the Company to which such Complaint relates for immediate handling. BAM shall cooperate fully with the Company in response to any Complaints.

(d)

BAM agrees that it shall immediately inform the Company of any accidental or unauthorized use of disclosure of such the Company Personal Information or if it receives notice alleging that the Company or BAM have failed to comply with Applicable Law relating to the collection, use, storage, protection or disclosure of such Personal Information in connection with the performance of this Agreement.

(e)

At the request of the Company, BAM will cooperate with the Company in connection with any audit of the Company Personal Information or of the practices of the Company in relation thereto and in connection with any request to the Company for access to any such Personal Information, and will further make available to the Company, on reasonable notice, BAM’s books and records solely in relation to the Company’s Personal Information to enable the Company to investigate BAM’s compliance with this Section 6.1; in each case in sufficient time to enable the Company to comply with any deadlines applicable under Applicable Law to the provision of such Personal Information or, if the Company’s request for such Personal Information is not made by the Company within a reasonable period prior to the applicable deadline (bearing in mind the timing upon which the Company received such request), BAM shall provide such Personal Information to the Company as soon as reasonably practicable in the circumstances.

(f)

Notwithstanding anything else in this Agreement, BAM shall indemnify and hold the Company harmless from and against all losses, damages, liabilities, expenses (including reasonable legal fees) and claims resulting from or connected with a BAM’s failure to comply with the obligations of this Section 6.1.

The provisions of this Section 6.1 shall survive the termination of this Agreement.

ARTICLE 7

COVENANTS AND AUTHORITY OF BAM

7.1	Covenants of BAM

BAM covenants and agrees that, in the performance of the BAM Services, BAM shall:

(a)	perform all such BAM Services at all times in compliance with Applicable Law;

(b)

observe and perform, or cause to be observed and performed, on behalf of the Company in every respect the provisions of any agreements from time to time entered into in connection with the activities of the Company to the extent BAM has knowledge, or ought reasonably to have had knowledge, of the existence of such agreement; and

(c)	be subject to the supervision and direction of the Board.

7.2	Authority of BAM

BAM shall not be permitted to bind the Company or enter into any agreements (oral or written), contracts, leases, licences or other documents (including the signing of cheques, notes, bills of exchange or any other document, or accessing any funds from the Company bank accounts) on behalf of the Company except with the express written consent of the Company, which consent may be given from time to time as the need arises and for such limited purposes as expressed therein. Notwithstanding the foregoing, the Company may delegate certain powers to BAM from time to time for purposes of enabling or assisting BAM in the performance of the BAM Services under this Agreement; provided, however, that in no event shall BAM have the authority to commit to any transaction which would require the approval of the Shareholders or take any action required to be taken by the Board, or take any action requiring approval of the Board without such approval having been obtained in advance.

7.3	Execution of Documents

To the extent that BAM is granted authority to execute any documents referred to in Section 7.2 on behalf of the Company, all reasonable efforts shall be made to ensure that every contract entered into on behalf of the Company by BAM shall (except as BAM may otherwise expressly agree in writing with respect to personal liability of BAM) include a provision substantially to the following effect:

“The parties hereto acknowledge that BAM is entering into this agreement solely on behalf of the Company and the obligations of the Company hereunder shall not be personally binding upon, and that resort shall not be had to, nor will recourse or satisfaction be sought from, by lawsuit or otherwise, any of the foregoing or the private property of any of the Board, BAM, any registered or beneficial holder of Shares, or officers, employees or agents of the Company, and recourse shall be limited to, and satisfied only out of, the Company’s assets.”

This provision shall be held in trust and enforced by BAM for the benefit of the relevant Shareholders. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Board, BAM, or any Shareholder.

ARTICLE 8

ACTIVITIES OF BAM

8.1	Standard of Care and Delegation

(a)

In exercising its powers and discharging its duties under this Agreement, BAM shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Company and in connection therewith shall exercise that degree of care, diligence and skill that a professional service provider having responsibilities of a similar nature would exercise in comparable circumstances. For greater certainty, BAM shall not be liable, answerable or accountable to the Company for any loss or damage resulting from, incidental to or relating to the provision of the BAM Services hereunder by BAM, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by BAM to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, willful default or negligence of BAM in performing its obligations hereunder.

(b)

Subject to the prior approval of the Company of the delegation of any material obligations, which approval will not be unreasonably withheld or delayed, BAM may delegate specific aspects of its obligations hereunder to any other Person (including a Subsidiary, in which case, notwithstanding the foregoing, no prior approval shall be required), provided that such delegation shall not relieve BAM of any of its obligations under this Agreement.

(c)

Notwithstanding Section 8.1(b), BAM shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any Person to which any such obligations may have been delegated (excluding Subsidiaries or associates of BAM), provided that in making such specific delegation, BAM acted in accordance with Section 8.1(a).

8.2	Reliance

In carrying out its duties hereunder, BAM and its delegates shall be entitled to rely on:

(a)	statements of fact of other persons (any of which may be persons with whom BAM is affiliated or associated) who are considered by BAM, acting reasonably, to be knowledgeable of such facts; and

(b)

statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by BAM, provided that BAM exercised reasonable care and diligence in selecting such person to provide such statements, opinion, advice or information; and may employ such experts as may be necessary for the proper discharge of its duties.

BAM may rely, and shall be protected in acting, upon any instrument or other documents reasonably believed by it to be genuine and in force.

8.3	Other Activities of BAM

(a)

The Company acknowledges that BAM or its Subsidiaries or associates (including the individuals serving as Chief Executive Officer and the Chief Investment Officer during the portion of time they act on behalf of BAM) are engaged in or may become engaged in a variety of other businesses. the Company acknowledges and consents to any and all such activities and agrees that nothing herein shall prevent BAM or any of its Subsidiaries or associates (including the individuals serving as Chief Executive Officer and the Chief Investment Officer during the portion of time they act on behalf of BAM) or any of their respective officers, directors or employees from having other business interests, even though such business interests may be similar to or competitive with the affairs of the Company or any of its Subsidiaries. BAM and its Subsidiaries and associates (including the individuals serving as Chief Executive Officer and the Chief Investment Officer during the portion of time they act on behalf of BAM) and their respective directors, officers and employees shall have the right independently to engage in and receive the full benefits from business activities whether or not similar to or competitive with the affairs of the Company or its Subsidiaries, without consulting the Company.

(b)

BAM shall not be considered to be a fiduciary of the Company by reason of performing the BAM Services provided hereunder and will only have the obligations provided for expressly in this Agreement, and no other obligations, duties or standard of care shall be implied and no different standard shall be imposed by any Applicable Law (to the fullest extent permitted by the same) or otherwise in respect of such BAM Services and the Company agrees that it shall not seek to have any different standard imposed in respect hereof.

(c)

In the event of any conflict of interest between BAM, or any Subsidiary or associate thereof, and the Company in respect of any matter relating to this Agreement, a Party shall give prompt written notice to the other Parties prior to taking any action in respect of such matter setting forth the reason for such conflict. The Party receiving such notice shall take all such actions or make all such decisions relating to the matters giving rise to the conflict of interest, and for this purpose the Company shall be entitled to perform the applicable BAM Services itself or engage a third party to do so on its behalf, if necessary. Conflicts (and potential conflicts) of interest between BAM and the Company arising from BAM’s investment management services shall be addressed in the Investment Management Agreements and shall not be subject to the provisions of this Section 8.3(c).

8.4	Transition of Services During the Term

Notwithstanding the Services Fees that will be charged by BAM from time to time in accordance with Section 4.1, the Parties recognize and acknowledge that, during the Term, the Company anticipates that the scope and nature of the BAM Services provided pursuant to this Agreement will change and that a portion of the BAM Services may in the future (i) be undertaken by the Company internally, or (ii) be undertaken by a third party service provider in lieu of BAM. In the event that any BAM Services are no longer provided by BAM, BAM shall use commercially reasonable efforts to assist the Company in respect of the transition of any of the BAM Services to the Company or any third party provider, as the case may be, and the Company shall be responsible for the payment to BAM of any costs or expenses reasonably incurred by BAM in respect of such transition (including the costs set forth in Section 11.4(d)); provided that (i) the Company shall provide 90 days prior written notice to BAM of such change in BAM Services, and (ii) prior to undertaking such transition services, BAM shall provide the Company with an estimate of the costs and expenses it anticipates incurring in connection with the provision of such services, and such estimate is acceptable to the Company, acting reasonably. For greater certainty and notwithstanding anything contained herein to the contrary, the Services Fees will be correspondingly reduced upon the completion of the transition of any BAM Service to the Company or any third party provider.

8.5	Acknowledgement of the Company

The Company acknowledges that conducting the BAM Services contemplated herein may result in augmenting the value of the Shares in which BAM or its Subsidiaries or associates have an interest and the Company agrees that neither BAM nor its Subsidiaries or associates shall be liable to account to the Company with respect to such results.

ARTICLE 9

INDEMNITIES

9.1	Indemnification of the Company by BAM

BAM shall indemnify and hold harmless the Company and its Shareholders, officers, directors, employees and agents, as applicable (the “Indemnified Parties”) from and against any and all losses arising or resulting from or connected with:

(a)	any fraudulent, negligent or unlawful act or omission on the part of BAM or its officers, directors, employees or agents, as applicable; and

(b)	any breach or non-performance by BAM of any of its obligations hereunder,

in each case except to the extent such losses are caused by: (i) any fraudulent, negligent or unlawful act or omission on the part of any of the Indemnified Parties; (ii) a breach or non-performance by any of the Indemnified Parties of any of its obligations hereunder including any failure to supply necessary funds; (iii) any action taken by BAM pursuant to the directions or written instructions of any of the Indemnified Parties in accordance with Section 8.2; or (iv) any occurrence of Force Majeure affecting BAM. The aggregate liability of BAM under Section 9(1)(b) shall not exceed an amount equal to the Services Fees received by BAM in the 12-month period prior to the date of notice of the alleged breach or non-performance. The provisions of this Section 9.1 shall survive the termination of this Agreement.

9.2	Indemnification of BAM by the Company

The Company shall indemnify and hold harmless BAM, and its officers, directors, employees and agents from and against any and all losses arising or resulting from or connected with:

(a)	any fraudulent, negligent or unlawful act or omission of the Company or its Shareholders, officers, directors, employees or agents, as applicable;

(b)	any breach or non-performance by the Company of any of its obligations hereunder; and

(c)	the lawful performance by BAM of its obligations under this Agreement or pursuant to written instructions of the Company;

in each case except to the extent such losses are caused by: (i) any fraudulent, negligent or unlawful act on the part of BAM, or its officers, directors, employees or agents; (ii) any action taken by BAM, or its officers, directors, employees or agents outside the scope of BAM’s authority pursuant to this Agreement; (iii) any breach or non-performance by BAM of any of its obligations hereunder; (iv) any inaccuracy of any representation or warranty of BAM contained in this Agreement; or (v) any occurrence of Force Majeure affecting the Company. The provisions of this Section 9.2 shall survive the termination of this Agreement.

ARTICLE 10

FORCE MAJEURE

10.1	Consequences of Force Majeure

During the occurrence and continuance of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence and continuance, except that the occurrence of an event of Force Majeure:

(a)	affecting the Company but not affecting the performance of BAM’s obligations hereunder, shall not relieve the Company of its obligations to make payments of the Services Fees to BAM; or

(b)

affecting BAM but not affecting the performance of the Company’s obligations hereunder, shall not relieve the Company of its obligations to make payments of the Services Fees to BAM incurred before the event of Force Majeure in respect of the BAM Services performed by BAM prior to such event of Force Majeure.

The suspension of performance shall be of no greater scope and of no longer duration than is reasonably required by the event of Force Majeure. No obligation of either Party that arose prior to the event of Force Majeure causing suspension of performance shall be excused as a result of the event of Force Majeure.

10.2	Notice

Upon the occurrence of an event of Force Majeure, the non-performing Party:

(a)	shall give the other Party prompt written notice of the particulars of the event of Force Majeure and its expected duration; and

(b)	shall use its best efforts to remedy its inability to perform.

ARTICLE 11

TERMINATION

11.1	Termination

This Agreement may be terminated:

(a)	at any time upon mutual agreement of the Parties;

(b)	by the Company:

(i)

at any time during the Term upon a material breach or material default (as determined by the Company in its discretion, acting reasonably) of any of BAM’s obligations or covenants set forth in this Agreement, which breach or default is not cured within sixty (60) days after BAM’s receipt of notice of such breach of default from the Company, such termination to have effect immediately upon the expiration of such sixty (60) day cure period or at such later date as may be specified by the Company in such notice of termination; or

(ii)	upon 30 days’ written notice to BAM upon the occurrence of an Event of Insolvency by BAM, which notice shall provide the reason for the termination in reasonable detail; and

(c)	by BAM:

(i)

at any time during the Term upon 90 days’ prior written notice given by BAM to the Company upon a material breach or material default (as determined by BAM in its discretion, acting reasonably) of any of the Company’s obligations or covenants set forth in this Agreement, which breach or default is not cured within sixty (60) days after the Company’s receipt of written notice of such breach or default from BAM, such termination to have effect on the expiration of the ninety (90) day notice period or at such later date as may be specified by BAM in such notice of termination; or

(ii)	upon 30 days’ written notice to the Company upon the occurrence of an Event of Insolvency by the Company, which notice shall provide the reason for the termination in reasonable detail.

For the purposes of this Agreement, references to “termination”, “terminate this Agreement” or “termination of this Agreement” or similar expressions refer to any termination of this Agreement by the Company or by BAM, or any termination of this Agreement by all Parties, as the case may be. Termination of this Agreement shall not terminate or negate any obligations of a Party to another Party under this Agreement that have arisen or accrued up to the effective time of termination. For the avoidance of doubt, in no event shall a termination of a particular BAM Service under this Agreement, including removal and/or replacement of the Chief Executive Officer or the Chief Investment Officer, constitute a termination of this Agreement.

11.2	Return of Records

Upon the termination of this Agreement or the removal of any particular BAM Service provided by BAM hereunder:

(a)

BAM, at the request of the Company, shall forthwith deliver to the Company, or as the Company may direct, any original records, documents, books of account and computer disks (where practical and where such are readily available) relating to the BAM Services provided to the Company hereunder (other than BAM proprietary information and systems), which are then in the possession or control of BAM or its Subsidiaries (as permitted by Applicable Law); provided, however, that BAM may retain copies of such records, documents and books of account. When such data is in electronic form, it shall be made available in useable electronic format together with any necessary passwords and related access information; and

(b)

in the event that any materials referred to herein are in the possession of the Company, the Company, at the request of BAM, shall forthwith deliver to BAM, or as BAM may direct, any original records, documents, books of account and computer disks (where practical and where such are readily available) relating to BAM that the Company may have obtained in the course of receiving the BAM Services hereunder (other than the Company proprietary information and systems), which are then in the possession or control of the Company or its Subsidiaries (as permitted by Applicable Law); provided, however, that the Company may retain copies of such records, documents and books of account. When such data is in electronic form, it shall be made available in useable electronic format together with any necessary passwords and related access information.

11.3	Final Balance

Upon the termination of this Agreement, the Company shall pay to BAM all earned and unpaid amounts due by the Company to BAM hereunder up to the date of termination, together with any other charges which have been previously approved by the Company and are to be reimbursed by the Company hereunder, including applicable adjustments. The Company shall, however, be under no obligation to pay to BAM any amount for services performed by BAM after the date of termination unless such services have been requested by the Company. In no event shall the Company be obligated or otherwise required to pay a termination fee upon the termination of this Agreement.

11.4	Duties Upon Termination

Upon the termination of this Agreement or the removal of any particular BAM Service provided by BAM hereunder, the Company shall:

(a)

assume all contracts entered into by BAM on the Company’s behalf to the extent relating to all of the BAM Services provided hereunder, or the particular BAM Service so removed, as the case may be, if such contracts have been entered into in accordance with the provisions of this Agreement, and indemnify BAM from and after the effective date of termination of this Agreement or the removal of BAM Services hereunder against any liability by reason of anything done or required to be done under any such contracts unless such liability results from the fraud, unlawful conduct or negligence of BAM, any act or omission of BAM which constitutes a breach of this Agreement, or any matter that is not directly related to the BAM Services provided hereunder;

(b)

pay for and indemnify BAM against the costs of all services, materials and supplies, if any, which may have been ordered by the Company in accordance with this Agreement, or the BAM Services so removed, as the case may be, but which may not have been paid by the Company and reimbursed under this Agreement at the time of termination if such services, materials and supplies have been ordered in accordance with the provisions of this Agreement;

(c)	pay to BAM all unpaid Services Fees earned and accrued prior to the effective date of termination of this Agreement; and

(d)

pay to BAM all reasonable transition costs in connection with the transition of the BAM Services from BAM to the Company or a third party service provider, which transition costs shall include IP licensing costs, data migration costs, records transfer costs, and costs associated with the transfer and use of hardware or software required for the provision of the BAM Services.

Notwithstanding anything contained herein to the contrary, the Parties agree that the Company shall be permitted to solicit employees of BAM as part of and following any termination of this Agreement but shall not be obligated to do so, nor shall the Company be responsible for any costs or expenses of employees of BAM terminated by BAM as a result of any such termination, including severance costs.

11.5	Additional Services Following Termination

If additional services are required following termination for material matters (which would not customarily be part of the transition process), BAM shall be paid for services rendered from the date of termination at rates approved in writing in advance by the Company. Absent such approval, BAM shall not be obliged to provide any such additional services.

ARTICLE 12

SECURITY

12.1	Security

(a)

Without restricting BAM’s obligations described elsewhere in this Agreement, BAM shall exercise and make available to the Company those security policies, standards, procedures and systems which are exercised for the protection of BAM’s assets, information and personal information (the “Security Procedures”). BAM shall not implement changes to its security standards and procedures that would have an adverse effect on the provision of the BAM Services or on the security of any confidential information or Personal Information of the Company; provided that the Company will be provided notice of such changes at least 90 days prior to such change. BAM acknowledges and agrees that BAM and its representatives shall also comply with the policies and procedures of the Company relating to security (the “Company Security Policies”). In the event of a conflict between the Security Procedures and the Company Security Policies, the more stringent standard or policy shall apply.

(b)	Without limiting the generality of subsection 12.1(a) hereof or any other provision of this Agreement, BAM shall adhere to the following practices:

(i)

restricting entry solely to authorized personnel of BAM and its Subsidiaries, employees, agents, contractors to those areas of BAM’s site or sites in which BAM Services are performed, in which any confidential information or Personal Information of the Company is kept, or in which the Company assets or the Company data are held or processed;

(ii)

safeguarding and retaining all data, information and records received from or relating to the Company and its Subsidiaries resident on systems operated by or for the benefit of BAM and its representatives or in the possession or control of its representatives for so long as and to the extent required pursuant to the terms hereof;

(iii)

safeguarding the physical integrity and condition of all media in the possession or control of BAM and its representatives containing confidential information or Personal Information of the Company, its assets or data;

(iv)

requiring that BAM and its representatives have in place logical as well as physical access control systems, which includes a means of individual identification and authentication before allowing access to the Company systems and data;

(v)	requiring that BAM and its representatives comply with the Company procedures that are in place to support tax exemption compliance;

(vi)	requiring that only licensed software is installed on the systems used for the Company business;

(vii)

requiring that systems are free of malicious software, including viruses, worms, spy-ware and key stroke recorders, which could be used to compromise the Company information. BAM shall regularly scan the systems to detect and remove such malicious software; and

(viii)	requiring that the latest software and hardware upgrades and patches have been tested and applied to these systems.

(c)

Without in any way limiting the generality of any other provision of this Agreement, BAM shall immediately notify the Company of any suspected or actual breach of the Security Procedures that may compromise the safeguarding of confidential information and Personal Information of which BAM becomes aware, including, without limitation, any unauthorized access to or entry into its premises, computer systems or databases.

ARTICLE 13

DISPUTE RESOLUTION

13.1	Sole and Exclusive Procedure

All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement or any application for interim relief (including specific performance or an injunction), including with respect to its formation, execution, validity, application, interpretation, performance, breach, termination or enforcement (“Disputes”), must be determined in accordance with the procedures set forth in this Article 13, which sets out the sole and exclusive procedure for the resolution of Disputes. The resolution of Disputes pursuant to the terms of this Article 13 will be final and binding upon the Parties, and there will be no appeal therefrom, including any appeal to a court of law on a question of law, a question of fact, or a question of mixed fact and law. The International Commercial Arbitration Act, 2017 (Ontario) (the “Act”) shall govern any Dispute under Article 13. If the provisions of this Article 13 are inconsistent with the provisions of the Act and to the extent of such inconsistency, the provisions of this Article 13 shall prevail in any Arbitration.

13.2	Arbitration Procedure

Whenever a Dispute arises among any of the Parties, such Parties will use commercially reasonable efforts to settle such dispute internally and will consult and negotiate with each other in an effort to reach a fair and equitable resolution satisfactory to the Parties as promptly as possible. If the Parties have not agreed to a settlement of the dispute within 30 days from the date upon which written notice of the Dispute was delivered by one Party to the other, then the Parties agree that the Dispute shall be submitted to, and conclusively settled by, arbitration by a single arbitrator (unless the Parties otherwise agree) pursuant to the National Arbitration Rules of the ADR Institute of Canada, Inc. The arbitration proceedings shall take place in Toronto, Ontario, unless otherwise mutually agreed by the Parties. The language of the arbitration shall be English. Nothing in this Article 13 shall prevent or limit either Party’s right to terminate this Agreement in accordance with its terms.

ARTICLE 14

GENERAL

14.1	Notices

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient or by facsimile addressed to the recipient. Such notices, demands and other communications shall be delivered to the Parties at the respective addresses or facsimile numbers indicated below:

(a)	BAM:

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street

Toronto, Ontario M5J 2T3

Canada

Attention:      Kathy Sarpash

Email:           [REDACTED]

(b)	The Company:

Brookfield Asset Management Reinsurance Partners Ltd.

73 Front Street, 5th Floor

Hamilton HM 12

Bermuda

Attention:      Lyndsay Hatlelid

Email:           [REDACTED]

14.2	Waiver

No waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

14.3	Further Assurances

Each Party shall act in good faith in performing its obligations and exercising its rights herein and shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

14.4	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties pertaining thereto. There are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as specifically set forth in this Agreement.

14.5	No Assignment

Neither this Agreement nor any of the rights and obligations arising from it shall be assignable in whole or in part by any Party, except with the prior written approval of the other Party, which approval shall not be unreasonably withheld; provided, however, that BAM shall be permitted to assign all or a portion of its rights and obligations under this Agreement to a Subsidiary provided that the Company remains liable to guarantee the performance of such Subsidiary under this Agreement unless agreed otherwise by the Company.

14.6	Successors and Assigns

All of the terms and provisions of this Agreement shall be binding upon the Parties hereto and their respective permitted successors and assigns.

14.7	No Partnership

BAM and the Company acknowledge that they are independent contractors and that it is not intended by entering into this Agreement to form a partnership of any nature whatsoever between them, nor is it intended by carrying out the terms hereof that they should be characterized as carrying on business in partnership. Each Party shall not take or omit to take any action whatsoever which might reasonably result in any Person believing that the Parties are carrying on business in partnership and each of them shall cooperate to take all steps necessary and desirable to avoid the creation of such an impression of partnership.

14.8	Time of the Essence

Time is of the essence to every provision of this Agreement. Extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

14.9	Amendments

This Agreement may not be modified or amended except with the written agreement of the Parties.

14.10	Severability

If any covenant, obligation or agreement of this Agreement, or the application thereof, to any Person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such covenant, obligation or agreement to Persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby. Each covenant, obligation and agreement of this Agreement shall be separately valid and enforceable to the fullest extent permitted by law.

14.11	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the Parties irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date written on the first page of this Agreement.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:Kathy Sarpash
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT RESINSURANCE PARTNERS LTD.

By:	/s/ James Bodi
Name:James Bodi
Title: Vice President